SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

TTEC Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89854H 102

(CUSIP Number)

Mantucket Capital Management Corporation

Attn:  Holli Hartman

5251 DTC Parkway, Suite 995

Greenwood Village, CO 80111

(303) 397-8905

with a copy to

Garth B. Jensen

Sherman & Howard L.L.C.

633 17th St., Suite 3000

Denver, CO 80202

(303) 297-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89854H 102

1	Names of Reporting Persons Kenneth D. Tuchman

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,686,901

	8	Shared Voting Power 21,776,806 (1)

	9	Sole Dispositive Power 6,686,901

	10	Shared Dispositive Power 21,776,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,463,707

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 61.2% (2)

14	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 14,766,806 shares beneficially owned by Mr. Tuchman in his capacity as the controlling person of Mantucket Capital Management Corporation, the sole general partner of KDT Family, LLLP, (ii) 7,000,000 shares beneficially owned by Mr. Tuchman in his capacity as the sole trustee of KDT Stock Revocable Trust, and (iii) 10,000 shares beneficially owned by Mr. Tuchman’s spouse.  Mr. Tuchman disclaims beneficial ownership of all shares beneficially owned by his spouse.

(2) Based on 46,486,749 shares of Common Stock outstanding as of October 31, 2019, according to information provided by TTEC Holdings, Inc., a Delaware corporation (the “Company”).

CUSIP No. 89854H 102

1	Names of Reporting Persons KDT Stock Revocable Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,000,000 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,000,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.1% (2)

14	Type of Reporting Person (See Instructions) OO

(1) Power is shared with its sole trustee, Kenneth D. Tuchman.

(2) Based on 46,486,749 shares of Common Stock outstanding as of October 31, according to information provided by the Company.

CUSIP No. 89854H 102

1	Names of Reporting Persons KDT Family, LLLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,766,806 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,766,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,766,806

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.8% (2)

14	Type of Reporting Person (See Instructions) PN

(1) Power is shared with its sole general partner, Mantucket Capital Management Corporation, and Kenneth D. Tuchman, the controlling person of Mantucket Capital Management Corporation.

(2) Based on 46,486,749 shares of Common Stock outstanding as of October 31, 2019, according to information provided by the Company.

CUSIP No. 89854H 102

1	Names of Reporting Persons Mantucket Capital Management Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,766,806 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,766,806 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,766,806

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 31.8% (2)

14	Type of Reporting Person (See Instructions) CO

(1) Consists of 14,766,806 shares beneficially owned by Mantucket Capital Management Corporation in its capacity as the sole general partner of KDT Family, LLLP.

(2) Based on 46,486,749 shares of Common Stock outstanding as of October 31, 2019, according to information provided by the Company.

EXPLANATORY NOTE

This Amended Statement on Schedule 13D, a first amendment to the April 10, 2019 Schedule 13D (The “13D”), as of the date hereof (this “Amendment”), is being jointly filed by Kenneth D. Tuchman, KDT Stock Revocable Trust (the “Trust”), KDT Family, LLLP (the “Limited Partnership”) and Mantucket Capital Management Corporation (the “General Partner,” and together with Mr. Tuchman, the Trust and the Limited Partnership, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (“Common Stock”), of the Company.

This Amendment is filed pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission (the “Commission”) under the Act. With the sale of Common Stock on December 10, 2019, the Reporting Persons reached a disposition level of more than 1% of its beneficial ownership, constituting a reportable material change.

Item 5. Interest in Securities of the Issuer.

(a) The information set forth on rows 11 and 13 of each of the cover pages of this 13D is incorporated herein by reference.  To the knowledge of each of the Reporting Persons, none of the Covered Persons (as defined and identified in the 13D) owns beneficially pursuant to Rule 13d-3 of the Act any shares of Common Stock.

(b) The information set forth in rows 7 through 10 of each of the cover pages of this 13D is incorporated herein by reference.

(c)  The Reporting Persons engaged in the following transactions with respect to the Common Stock within the last 60 days:

(i)                   The Trust sold 3,000,000 shares of Common Stock at a price per share of $36.50 on December 10, 2019 in an underwritten, public offering registered under the Securities Act of 1933, as amended.

(ii)                The Trust executed an underwriting agreement with respect to such offering and sale, pursuant to which it granted the underwriters named therein an option to purchase an additional 450,000 shares of common stock, which option terminates on January 5, 2020.

(d) None.

(e) Not applicable.

Item 6.  Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Pursuant to the Second Amended and Restated Security Agreement, dated as of May 7, 2018 (the “Security Agreement”), Mr. Tuchman, in his capacity as the sole trustee of the Trust, granted to Wells Fargo Bank, National Association (“Wells Fargo”), in order to secure Mr. Tuchman’s obligations under a credit facility extended to him by Wells Fargo, a first priority security interest in a securities account maintained by Wells Fargo on behalf of the Trust, and all financial assets and related security entitlements credited thereto and all other investment property maintained or recorded therein, including approximately 3.1 million shares of Common Stock beneficially owned by the Trust (collectively, the “Collateral”) as of the date of this Amendment.

The Trust will retain dividend and voting rights in shares of Common Stock in the Collateral during the term of the Security Agreement, absent an uncured event of default (although Wells Fargo may have dividends on such shares transferred directly to another account maintained by Wells Fargo and held in the name of Mr. Tuchman).

The information set forth in item 5(c)(ii) is incorporated herein by reference.

To the knowledge of each of the Reporting Persons, none of the Covered Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:                 Underwriting Agreement dated as of December 5, 2019 (the “Agreement”) among the Company, Kenneth D. Tuchman and BofA Securities, Inc., Morgan Stanley & Co. LLC and each of the other Underwriters named in Schedule A thereto as the Underwriters

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2019	By:	/s/ Holli Hartman
Name: Holli Hartman

Attorney-in-fact for: KENNETH D. TUCHMAN (1) KDT STOCK REVOCABLE TRUST (1) KDT FAMILY, LLLP (1) MANTUCKET CAPITAL MANAGEMENT CORPORATION (1)

	(1)	A Power of Attorney authorizing each of Wendy Wing and Holli Hartman to act on behalf of this person or entity was filed as Exhibit B to the 13D.

EXHIBIT INDEX

Exhibit	Document Description

A:

Underwriting Agreement dated as of December 5, 2019 (the “Agreement”), among the Company, Kenneth D. Tuchman and BofA Securities, Inc., Morgan Stanley & Co. LLC and each of the other Underwriters named in Schedule A thereto as the Underwriters, incorporated by reference to Exhibit 1.1 of the Company’s Form 8-K filed on December 6, 2019.